STATE of DELAWARE CERTIFICATE of TRUST

This Certificate of Trust (this "Certificate"), executed by the undersigned Trustee, is filed in accordance with the provisions of the Treatment of Delaware Statutory Trusts (12 Del. Code Ann. Tit. 12 Section 3801 et seq.) (the "Act") and sets forth the following:

1.

The name of the trust is: PREDEX Fund (the "Trust").

2.

The name and address of the Registered Agent in the State of Delaware is:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, Delaware 19801

3.

The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended (15 U.S.C. §§ 80a-1 et seq.).

4.

This Certificate is effective upon filing.

IN WITNESS WHEREOF, the undersigned, being the sole Trustee of PREDEX Fund, has executed this Certificate on this 5th day of February, 2013.

/s/ Parker D. Bridgeport

Parker D. Bridgeport

Trustee